August 3, 2016

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: John Reynolds

Re: Rocky Mountain High Brands, Inc.

Registration Statement on Form 10

Filed July 18, 2016

File No. 000-55609

Dear Mr. Reynolds:

I write on behalf of Rocky Mountain High Brands, Inc., (the “Company”) in response to the Staff’s letter of July 29, 2016, by John Reynolds, Assistant Director, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form 10, filed July 18, 2016, (the “Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Legal Proceedings, page 44

1. Please revise this section to update the status of the lawsuits and include any additional claims or counterclaims.

In response to this Comment, the Company has added additional disclosures to this section of the Registration Statement detailing recent developments in its legal proceedings.

2. We note the disclosure in Note 9 in the Notes to Unaudited Financial Statements for March 31, 2016 that the company filed suit in the Eighteenth Judicial Circuit Court of Seminole, County, Florida for an injunction against the continuation of the Meadows Arbitration. Please revise your Legal Proceedings section to reconcile the disclosure with the information in Note 9.

In response to this Comment, the Company has updated the Legal Proceedings section of the Registration Statement to include a discussion of the suit in Florida.

Recent Sales of Unregistered Securities, page 47

3. We note your revisions in response to prior comment 8 and that the table showing the issuances in the bankruptcy proceedings includes references to an acquisition of Chill Texas for 5,000,000 shares. Please tell us where the Amended Plan of Reorganization addresses this issuance. We note section 5.6 of the Plan refers to 8,663,410 shares being issued under the Plan, but this does not appear to reconcile with the number disclosed in your filing.

The Amended Plan of Reorganization (the “Plan”) contains an addition error in its Section 5.6. The Plan calls for the following issuances to creditors in satisfaction of their respective claims against the Company:

Name	Shares	Description	Plan Section
Jerry Grisaffi	1,404,790	Class 3 Claimant	5.4
David Seeberger	145,000	Class 3 Claimant	5.4
Mark Ussery	133,620	Class 3 Claimant	5.4
Caught in the Web	2,000,000	Class 4 Claimant - Caught in the Web is an Empire Capital Affiliate	5.5
Total	3,683,410

In addition, the Company’s post-reorganization business plan included the intended purchase of Chill Texas, Inc. in exchange for 5,000,000 shares. Section 5.6 of the Plan includes a total intended to reference the Chill Texas issuance and the creditor issuances outline above. The total given in Section 5.6 of the Plan, however, incorrectly references 8,663,410 shares instead of the correct total, 8,683,410.

Further, the Plan did not specifically call for or require an issuance of 5,000,000 shares to acquire Chill Texas, but does reference the (then) anticipated issuance in accord with the Company’s immediate post-reorganization plans. The issuance to acquire Chill Texas was therefore not “issued in exchange for claims against, or interests in” the Company within the meaning of Section 1145 of the Bankruptcy Code.

The Company has corrected this section of the Registration Statement by:

•	Removing the 5,000,000 shares issued to Walter Stock to acquire Chill Texas from the table of Section 1145 issuances;
•	Noting the addition error contained in the Plan; and
•	Separately discussing the issuance of 5,000,000 shares to Walter Stock to acquire Chill Texas

4. Please describe the material terms of your acquisition of Chill Texas and file material agreements as exhibits.

In response to this Comment, the Company has included a description of the terms of the acquisition of Chill Texas, Inc. as part of the discussion of the issuance of 5,000,000 shares to Walter Stock under the “Recent Sales of Unregistered Securities” section. In addition, the relevant Purchase Agreement has been filed as an Exhibit.

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In addition, the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to the disclosure in response to staff comments do not foreclose the

Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Rocky Mountain High Brands, Inc.

By: /s/ Michael Welch

Michael Welch, Chief Executive Officer

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